

Dear <<First Name>>,

2022 has kicked off with promise and the exciting beginnings of realizing early potential at Virtual Sapiens.

Building on last year's momentum, our Sidekick product is now *quietly* available in Beta. As we continue our conversations with pilot partners and potential channel partners, we continue to provide individual professionals with easy access to their own communication coach.

If you are interested in a deeper dive into the space of AI feedback/insights specifically around emotional intelligence and communication, I recommend you check out this article recently published on HBR. One of my favorite quotes:

"We believe AI will help humans do better human work, namely by helping us improve our emotional intelligence, soft skills, and interpersonal communication skills."

Asks/Opportunities:

- **Small/Medium Business Intros** (Sales Directors and Sales Enablement Managers)
- If you haven't yet, please **try out the current** Sidekick **and fill out this** survey with your feedback
- We are working with Vitalize Angels to fill part of our SAFE by **Friday, January 28th**. As close investors/friends, you are welcome to participate without being a member of the angel group.
- We are also exploring education as an additional market. Any **intros to administrative decision makers at Colleges/Universities** are appreciated!

Major Updates:

between 12-15 users. Each user received their own Virtual Presence Assessments as well as access to the Sidekick.

Major Learnings:

- The curated team experience provides for more usage and traction with the Sidekick (reinforces our B2B focus)
- The original assessment experience added a layer of trust in the quality or our feedback, and a backbone in terms of why the Sidekick was needed (aka - to help account for real progress and improvement)
- The unlimited use of the Sidekick per license is perceived as high value
- Users tend to want to use the Sidekick more flexibly than we originally anticipated i.e. not on every call, but in calls that matter more to them/where they really want the feedback

Next Steps:

1. Repeat revenue from these teams is currently under negotiation. This would represent our first direct, B2B recurring revenue!
2. We have five other pilots that will kick off in Q1 2022 and we are applying daily learnings and product updates based on our strong relationships with our early testers.

✨ User Engagement Metrics/Meeting Intelligence

For a while now, we have been considering the potential of building out user engagement functionality. This means a call host could get feedback on how engaged the audience is during and following a call.

- We have floated this concept in front of some of our pilot partners, as well as some potentially large prospects. All have unanimously perked up and asked the question, 'How soon can that be available?'
- Building on this palpable feedback, we are in the middle of a Proof of Concept with Preciate - a web-based video platform built on the value of engagement and community. We see this as a massive area of opportunity for us, a core differentiator in a frothy market and a means to building out a robust and sticky product that provides immense value and insight on video calls.

✨ Website Update

An updated website that provides a more curated experience for our users is currently under construction.

- Our new website will capture the true value in using our solution both in terms of the cost savings relative to your traditional communication coach session as well as the power of harnessing real-time, in-call insights and feedback.

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Everyday our product is improving. Our stellar team takes on constructive feedback to push our new and updated versions of the Sidekick regularly.

If you are an active Sidekick user, you will be receiving weekly product updates. Ensure you are an active Sidekick user to stay up to date on all of our team's amazing work!

As always, please reply directly to this email with any questions/comments! We love hearing from you:)

Rachel and the Virtual Sapiens Team


VIRTUALSAPIENS
25
Your Meetings
Pre-call Check
Your Settings
LIGHTING
STRONG
Tip: Unevenly distributed lighting on your face could cause shadows that can reduce facial expression clarity. Always ensure your light source is evenly distributed and focused on your face.
Launch Sidekick
FAQ

We have added lighting into our Pre-call check. Users receive notifications before important meetings prompting them to check their lighting and framing.

Take me to my Virtual Sapiens!

We are here to help!

Never hesitate to reach out with questions, or for additional support:
support@virtualsapiens.co





Install Sidekick

Jan 5 - Written By Rachel Cossar

How Framing Affects Posture Affects Impression

Telling someone they should fix their posture usually results in an automatic eye roll. It takes us back to our childhood or teenage years when our parents, teachers, or even the odd stranger would tell us to "'sit up straight!' and 'put your shoulders back!'

Telling someone they need to fix their framing...well that will almost certainly result in a completely perplexed expression. Framing? I've literally NEVER had to consider framing in *any* professional context. Even on video, shouldn't my words be strong enough to make my framing irrelevant?

WRONG.

While it can be easy to discount the importance of posture in real life, it can be even easier to discount the importance of framing and posture in the virtual world. Yet these elements remain two of the most common issues our Sidekick picks up during calls. And they are related too.

In the virtual world, our framing and posture translate immediately into body language cues sent to our audience. If your framing is off, your posture is likely to be off as well. For example, when your lens is too low (a very common mistake) you will be looking down at your screen, where your audience is. By taking the weight of your head off of its axis and stooping towards the screen, you place an exponentially larger strain on your neck. (Hello i-Hump!)



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This framing and posture combo translates into a poor body language impression for your audience.

Similarly, if your lens angle is off, only your head will be showing. This means we are missing out on the benefit of your full body posture, and head gestures. Video is the only digital means of communicating a full message, one which includes the nuance of our tone *and* our body language. Don't do yourself a disservice and silence a core part of your impact as a communicator.



As you can see in the above pictures, the way we set ourselves up and the way we hold ourselves sends a strong message of our overall professional brand. See how our bodies send strong messages, without the use of any words? In a visual, video based context, our words are rarely louder than our bodies.

While building the Sidekick, we intentionally built in a pre-call check, so you can set yourself (and your posture) up for success. We also show the framing nudge first because, once again, if your framing is off, that is likely the root cause of some of the other issues. Fix your framing, you may well fix your posture, your eye gaze, your use of hand gestures and so on.

Once again, good framing, leads to good posture leads to a strong impression on our audience.



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more human connection in the end.

Our Sidekick is available with a free trial here - install yours now!

Rachel Cossar

Why Spatial Awareness Still Matters Over Video >

    


VIR**T**...AL **SAPIENS**
TECHNO...   HUMAN CONNECTION

Rachel Cossar

Co-Founder/CEO at Virtual Sapiens
| MassChallenge '21 | TEDx
Speaker | Presence Expert

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 **Rachel Cossar**
Co-Founder/CEO at Virtual Sapiens | MassChallenge '21 | TEDx Speaker...
1d · 🌐   ...

Soooo exciting:)

We have launched our new lighting feature in the **Virtual Sapiens** Sidekick
Pre-Call Check.

As mentioned in a recent post on our Thought Leadership blog as well as by
virtual speaking coach, **Rosemary Ravinal** 🎤 - a strong first impression goes a
long way on video.

Your lighting and framing are very 'loud' on video. When they are set up
correctly and according to best practices, you have the highest chances at
showing up as your best, most professional self.

Be sure to try out our Sidekick and get your setup right before your next call!
www.virtualsapiens.co

RTUALSAPIENS   **RTUALSAPIENS**   ⊂
...OLOGY TO AMPLIFY HUMAN CONNECTION   ...OLOGY TO AMPLIFY HUMAN CONNECTION

r    Pre-call    r    Pre-call
tings   Check   tings   Check

 



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